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                             November 13, 2020

       Eric d   Esparbes
       Chief Financial Officer
       Progenity, Inc.
       4330 La Jolla Village Drive, Suite 200
       San Diego, California 92122

                                                        Re: Progenity, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
10, 2020
                                                            CIK No. 0001580063

       Dear Mr. d   Esparbes:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                             Sincerely,


                             Division of Corporation Finance

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